

June 13, 2013

Via E-Mail
John W. Somerhalder II
Chairman, President and Chief Executive Officer
AGL Resources, Inc.
Ten Peachtree Place NE
Atlanta, Georgia 30309

> **Re:** **AGL Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 6, 2013**
> **File No. 001-14174**

Dear Mr. Somerhalder:

     We have reviewed your response submitted on May 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 3. Merger with Nicor, page 78

1. We note your response to comment 2 in our letter dated May 14, 2013. Please revise to exclude these amounts or tell us why you believe these amounts were classified as regulatory assets and liabilities as the table header suggests. If you do not believe a revision is necessary, please tell us why.

Note 11. Commitments, Guarantees and Contingencies

PBR Proceeding, page 101

2. We note your response to comment 3 in our letter dated May 14, 2013. Please confirm and disclose that there were no developments based on the discussions with the ICC staff or other factors that impacted the amount ultimately agreed to within the stipulated resolution subsequent to the acquisition date. Please provide us with your proposed disclosure.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief